Exhibit 99.5

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the inclusion in the Annual Report on Form 40-F of Barrick Gold Corporation (the company), and to the incorporation by reference on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769), Form F-3 (File No. 333-206417) and Form F-10 (File No. 333-216099) of the company, of our report dated February 15, 2017 relating to the company’s 2016 and 2015 consolidated financial statements and the effectiveness of internal control over financial reporting as at December 31, 2016.

/s/ PricewaterhouseCoopers LLP Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario, Canada
March 24, 2017